UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               Wegener Corporation
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    948585104
                                 (CUSIP Number)

                                   May 5, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]       Rule 13d-1(b)

         [X]       Rule 13d-1(c)

         [ ]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Schedule 13G

 CUSIP NO. 948585104



--------------------------------------------------------------------------------
1.       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Henry Partners, L.P.   23-2888396
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) X (b)
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Delaware
--------------------- ----------------------------------------------------------

Number of             5.       Sole Voting Power
Shares                         335,000 shares
Beneficially
Owned by
Each
Reporting
Person With
                      ----------------------------------------------------------

                      6.       Shared Voting Power
                               -0-
                      ----------------------------------------------------------

                      7.       Sole Dispositive Power
                               335,000 shares
                      ----------------------------------------------------------
                      8.       Shared Dispositive Power
                               -0-
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         335,000 shares
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|
--------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)

         2.7%
--------------------------------------------------------------------------------

12.      Type of Reporting Person (See Instructions)

         PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Matthew Partners, L.P. 23-3063303
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) X (b)
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Delaware
--------------------- ----------------------------------------------------------

Number of             5.       Sole Voting Power
Shares                         107,000
Beneficially
Owned by
Each
Reporting
Person With
                      ----------------------------------------------------------
                      6.       Shared Voting Power
                               -0-
                      ----------------------------------------------------------
                      7.       Sole Dispositive Power
                               107,000 shares
                      ----------------------------------------------------------
                      8.       Shared Dispositive Power
                               -0-
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         107,000 shares
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)

         .9%
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)

         PN
--------------------------------------------------------------------------------

 Schedule 13G

 CUSIP NO. 254590102


--------------------------------------------------------------------------------
1.       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         The Coast Fund, L.P.
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) X (b)
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         The Cayman Islands
--------------------- ----------------------------------------------------------

Number of             5.       Sole Voting Power
Shares                         -0-
Beneficially
Owned by
Each
Reporting
Person With
                      ----------------------------------------------------------
                      6.       Shared Voting Power
                               -0-
                      ----------------------------------------------------------
                      7.       Sole Dispositive Power
                               -0-
                      ----------------------------------------------------------
                      8.       Shared Dispositive Power
                               225,000 shares
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         225,000 shares
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)

         1.8%
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)

         PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1. Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Henry Investment Trust, L.P.    23-2887157
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) X (b)
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4.      Citizenship or Place of Organization

         Delaware

--------------------- ----------------------------------------------------------
Number of             5.      Sole Voting Power
Shares                         225,000
Beneficially
Owned by
Each
Reporting
Person With
                      ----------------------------------------------------------
                      6.      Shared Voting Power
                               -0-
                      ----------------------------------------------------------

                      7.      Sole Dispositive Power
                               -0-
                      ----------------------------------------------------------

                      8.      Shared Dispositive Power
                               225,000
--------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person

         225,000 shares
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|
--------------------------------------------------------------------------------
22. Percent of Class Represented by Amount in Row (9)

         1.8%
--------------------------------------------------------------------------------
23.      Type of Reporting Person (See Instructions)

         PN
--------------------------------------------------------------------------------

Item 1.

         (a)   Name of Issuer:

               Wegener Corporation

         (b)   Address of Issuer's Principal Executive Offices:

               11350 Technology Circle
               Duluth, Georgia  30097

Item 2.

         (a) Name of Persons Filing:

               (1) Henry Partners, L.P. (2) Matthew Partners, L.P. (3) The Coast Fund, L.P. (4) Henry Investment Trust, L.P.

         (b)   Address of Principal Business Office, if none, Residence:

               (1)      255 South 17th Street, Suite 2501 Philadelphia, PA 19103
               (2)      255 South 17th Street, Suite 2501 Philadelphia, PA 19103
               (3) c/o Coast Asset Management, L.P. 2450 Colorado Avenue, Suite 100E Santa Monica, California 90404
               (4)      255 South 17th Street, Suite 2501 Philadelphia, PA 19103

         (c)   Citizenship:

               (1)      Delaware
               (2)      Delaware
               (3)      The Cayman Islands
               (4)      Pennsylvania

         (d)   Title of Class of Securities:

               Common Stock, $.01 par value per share

         (e)   CUSIP Number:

               948585104

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

               (a)      [    ]  Broker or dealer registered under Section 15 of
                                the Act (15 U.S.C. 78o).

               (b)      [    ]  Bank as defined in Section 3(a)(6) of the
                                Act (15 U.S.C. 78c).

               (c)      [    ]  Insurance company as defined in Section 3(a)(19)
                                of the Act (15 U.S.C. 78c).

               (d)      [    ]  Investment company registered under Section 8
                                of the Investment Company Act of 1940 (15 U.S.C.
                                80a-8).

               (e)      [    ]  An investment adviser in accordance with
                                ss.240.13d-1(b)(1)(ii)(E).

               (f)      [    ] An employee benefit plan or endowment fund
                                in accordance with ss.240.13d-(b)(1)(ii)(F).

               (g)      [    ]  A parent holding company or control person
                                in accordance with ss.240.13d-1(b)(1)(ii)(G).

               (h)      [    ]  A savings  association  as defined in Section
                                3(b) of the  Federal  Deposit  Insurance  Act
                                (12 U.S.C. 1813).

               (i)      [    ]  A church plan that is excluded from the
                                definition of an investment company under
                                Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

               (j)      [    ]  Group, in accordance with ss.240.13d-(b)(1)(ii)
                                (J).

               Not applicable.

Item 4.        Ownership

         Henry Partners, L.P. and Matthew Partners, L.P. are beneficial holders, in the aggregate, of 442,000 shares of common stock of the Issuer, or approximately 3.6% of the total number of shares of common stock outstanding. Henry Investment Trust, L.P. ("HIT") is the General Partner of each of Henry Partners, L.P. and Matthew Partners, L.P. David W. Wright is the investment manager of each of Henry Partners, L.P. and Matthew Partners, L.P. and is the President of the General Partner of Henry Partners, L.P. and Matthew Partners, L.P. Investment decisions made on behalf of Henry Partners, L.P. and Matthew Partners, L.P. are made primarily through their General Partner and David W. Wright.

         HIT is also the manager of an account under an agreement with The Coast Fund, L.P. ("Coast") and Coast's investment adviser, Coast Asset Management, L.P. ("CAM"), to which Coast has contributed assets. The account holds 225,000 shares of common stock of the Issuer, or approximately 1.8% of the total number of shares of common stock outstanding. HIT has sole voting power over the shares held in the account and shares dispositive power over the shares held in the account with Coast or designees of Coast or CAM.

         Therefore, Henry Partners, L.P., Matthew Partners, L.P., Coast and HIT own in the aggregate 667,000 shares of common stock of the Issuer, or approximately 5.4% of the total number of shares of common stock outstanding.

               (a)      Amount beneficially owned:

                        (1)              335,000 shares
                        (2)              107,000 shares
                        (3) and (4)      225,000 shares

               (b)      Percent of Class:

                        (1)              2.7%
                        (2)              0.9%
                        (3) and (4)      1.8%

               (c)      Number of Shares as to which the person has:

                        i.      Sole power to vote or to direct the vote:

                                (1)               335,000
                                (2)               107,000
                                (3)               -0-
                                (4)               225,000

                        ii. Shared power to vote or to direct the vote:

                                (1)               -0-
                                (2)               -0-
                                (3)               -0-
                                (4)               -0-

                        iii. Sole power to dispose or to direct the disposition of:

                                (1)               335,000
                                (2)               107,000
                                (3)               -0-
                                (4)               -0-

                        iv. Shared power to dispose or to direct the disposition of:

                                (1) -0- (2) -0- (3) and (4) 225,000

Item 5.        Ownership of Five Percent or Less of a Class

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

               Not applicable.

Item 8.        Identification and Classification of Member of the Group

               Not applicable.

Item 9.        Notice of Dissolution of Group

               Not applicable.

Item 10. Certification

               By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                 HENRY PARTNERS, L.P., by its General Partner, HENRY INVESTMENT TRUST, L.P., by its
                                 General Partner, CANINE PARTNERS, LLC


Date:    May 17, 2004            By: /s/ David W. Wright
                                 ------------------------
                                 David W. Wright,
                                 President


                                 MATTHEW PARTNERS, L.P., by its General Partner, HENRY INVESTMENT TRUST, L.P., by its
                                 General Partner, CANINE PARTNERS, LLC


Date:    May 17, 2004            By: /s/ David W. Wright
                                 -----------------------
                                 David W. Wright,
                                 President


                                 THE COAST FUND L.P.,
                                 By: Coast Offshore Management (Cayman), Ltd., Its Managing General Partner


Date:    May 14, 2004            By: /s/ Christopher D. Petitt
                                 ----------------------------------------------
                                 Christopher D. Petitt,
                                 Executive Vice President


                                 HENRY INVESTMENT TRUST, L.P., by its
                                 General Partner, CANINE PARTNERS, LLC


Date:    May 17, 2004            By: /s/ David W. Wright
                                 -----------------------------------------------
                                 David W. Wright,
                                 President

                             JOINT FILING AGREEMENT

         The undersigned, the Reporting Persons named in this Schedule 13G, hereby agree that this Schedule 13G is filed on behalf of each of them and that each Reporting Person is responsible for the timely filing of any amendments to this Schedule 13G. Each Reporting Person further agrees that each of them is responsible for the completeness and accuracy of the information concerning such Reporting Person, respectively, contained in this Schedule 13G and that each of them is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons.

               IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 14th day of May, 2004.

                                 HENRY PARTNERS, L.P., by its General Partner, HENRY INVESTMENT TRUST, L.P., by its
                                 General Partner, CANINE PARTNERS, LLC


                                 By: /s/ David W. Wright
                                 ------------------------
                                 David W. Wright,
                                 President


                                 MATTHEW PARTNERS, L.P., by its General Partner, HENRY INVESTMENT TRUST, L.P., by its
                                 General Partner, CANINE PARTNERS, LLC


                                 By: /s/ David W. Wright
                                 -------------------------
                                 David W. Wright,
                                 President


                                 THE COAST FUND L.P.,
                                 By: Coast Offshore Management (Cayman), Ltd., Its Managing General Partner


                                 By: /s/ Christopher D. Petitt
                                 -----------------------------
                                 Christopher D. Petitt,
                                 Executive Vice President

                                 HENRY INVESTMENT TRUST, L.P., by its
                                 General Partner, CANINE PARTNERS, LLC


                                 By: /s/ David W. Wright
                                 -------------------------
                                 David W. Wright,
                                 President